BROKERAGE ENHANCEMENT PLAN
                                       OF
                         ACCESS VARIABLE INSURANCE TRUST

SECTION 1.

         Access Variable Insurance Trust (the "Trust") is an open-ended management investment company (otherwise known as a mutual fund) organized as an Ohio business trust. The Trust offers separate series of investment portfolios ("Portfolios"), and shares of the Portfolios are sold to separate accounts of insurance companies (each a "Company", collectively the "Companies") to fund the benefits under certain individual flexible premium variable life insurance policies, individual and group variable annuity contracts, and qualified plans (collectively "Contracts").

SECTION 2.

         The Trust currently offers the Portfolios listed on Schedule A attached hereto.

SECTION 3.

         In order to provide for the implementation of the payments provided for pursuant to this Brokerage Enhancement Plan (the "Plan"), the Trust may enter into a Distribution Agreement (the "Agreement") with Unified Financial Securities, Inc. ("UFS") pursuant to which UFS will engage in promotional and marketing of the Portfolios, and pursuant to which each Portfolio participating in the Plan will authorize payments to UFS, as provided in Section 4 hereof, for various costs incurred or paid by UFS in connection with the distribution of shares of that portfolio. Such Agreement, or any modification thereof, shall become effective with respect to the shares of any Portfolio in compliance with
Section 12(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 12b-1 thereunder as the same may be amended from time to time.

SECTION 4.

         The Trust may expend amounts consisting solely of that portion of brokerage commissions paid by the Portfolios in connection with their portfolio transactions and made available to UFS or other introducing brokers by broker-dealers executing such portfolio transactions for the benefit of the Portfolios to finance activities principally intended to result in the sale of shares of the Portfolios. Expenses permitted to be paid pursuant to this Plan shall include, but not necessarily be limited to, the following costs:

        A. printing and mailing of Fund prospectuses, statements of additional information, any supplements thereto and shareholder reports for existing and prospective Contract owners;

        B. development, preparation, printing and mailing of Fund advertisements, sale literature and other promotional materials describing and/or relating to the Portfolios and including materials intended for use within the Companies, or for broker-dealer only use or retail use;

        C. holding or participating in seminars and sales meetings designed to promote the distribution of the Portfolios;

        D. marketing fees requested by broker-dealers who sell Contracts;

        E. obtaining information and providing explanations to owners of Contracts regarding portfolio investment objectives and policies and other information about the Fund and the Portfolios, including the performance of the Portfolios;

        F. training sales personnel regarding sales of Contracts and the underlying Portfolios of the Fund;


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        G. compensating broker-dealers and/or their registered representatives in connection with the allocation of cash values and premiums of the Contracts to the Fund;

        H. personal service and/or maintenance of Contracts with respect to allocations in the Portfolios; and

        I. financing any other activity that the Fund's Board of Trustees determines is primarily intended to result in the sale of shares of the Portfolios.

SECTION 5.

        A. This Plan shall become effective with respect to each Portfolio upon the initial public offering of such new Portfolio shares, provided that this Plan with respect to such Portfolio has been approved by votes of a majority of both (a) the Trustees of the Fund and (b) the Trustees who are not interested Persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement relating hereto ("Disinterested Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In addition, any agreement related to this Plan and entered into by any Portfolio in connection therewith shall not take effect until it has been approved by the votes of a majority of (a) the Board of Trustees of the Fund, and (b) the Disinterested Trustees of the Fund.

SECTION 6.

         Unless sooner terminated pursuant to Section 8, this Plan shall continue in effect for a period of one year from the date it takes effect and thereafter shall continue in effect so long as such continuance is specifically approved annually by votes of a majority of both (a) the Board of Trustees of the Fund and (b) the Disinterested Trustees of the Fund, cast in person at a meeting called for the purpose of voting on this Plan.

SECTION 7.

         Any person authorized to direct the disposition of monies paid or payable pursuant to this Plan or any related agreement shall provide to the Fund's Board of Trustees and the Board shall review at least quarterly a written report of the amounts so expended and the purposes for which such expenditures were made.

SECTION 8.

         This Plan may be terminated at any time with respect to any Portfolio by vote of a majority of the Disinterested Trustees, or by vote of a majority of the shares of the Portfolio.

SECTION 9.

         Any agreement of the Fund, with respect to any Portfolio, related to this Plan shall be in writing and shall provide:

        A. that such agreement may be terminated with respect to a Portfolio at any time without payment of any penalty, by vote of a majority of the Disinterested Trustees or by a vote of a majority of the outstanding shares of such Portfolio on not more than sixty days' written notice to any other party to the agreement; and

        B. that such agreement shall terminate automatically in the event of its assignment.

SECTION 10.

         This Plan may not be amended in any material respect, including, but not limited to, changing the sources of monies from which distribution expenses are paid provided for in Section 3 with respect to a Portfolio unless such amendment is approved by a vote of at least a majority (as defined in the 1940
Act) of the outstanding shares of such Portfolio, and no material amendment to

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this Plan shall be made unless approved by votes of a majority of (a) the Board of Trustees of the Fund, and (b) the Disinterested Trustees, cast in person at a meeting called for the purpose of voting on such amendment.

SECTION 11.

         While this Plan is in effect with respect to any Portfolio, the selection and nomination of the Disinterested Trustees of the Fund shall be committed to the discretion of the existing Disinterested Trustees of the Fund.

         IN WITNESS WHEREOF, the Trust has executed this Plan on the day and year set forth below.

         Dated as of April 24, 2003.

                                      ACCESS VARIABLE INSURANCE TRUST


                                       By:              /s/
                                       ----------------------------------------
                                       Name:  Michael V. Williams, President




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                                   SCHEDULE A

                           BROKERAGE ENHANCEMENT PLAN
                         ACCESS VARIABLE INSURANCE TRUST

    portfolios currently offered under the plan as of May 1, 2003

Access U.S. Government Money Market Portfolio
Foxhall Opportunity Growth Portfolio
Potomac Dow 30 Plus Portfolio
Potomac OTC Plus Portfolio
Wells S&P REIT Index Portfolio